

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 16, 2016

Lorraine Yarde
Chief Executive Officer
GeneSYS ID, Inc.
171 Green Valley Parkway, Suite 300
Henderson, NV 89012

>   **Re: GeneSYS ID, Inc.
>   Form 10-K for Fiscal Year Ended December 31, 2015
>   Filed March 28, 2016
>   Form 10-Q for Fiscal Quarter Ended September 30, 2016
>   Filed November 21, 2016
>   File No. 000-55373**

Dear Ms. Yarde:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 7 Equity, page F-14

1.   We note you converted 100 shares of Series B preferred stock to common stock and recognized $22.7 million of compensation expenses during the fiscal year 2016. We further note that the Series B convertible preferred stock was issued in September 2015 for compensation expenses. In that regard, please tell us how you evaluated the conversion feature at the time when such shares were initially issued.

Note 12 Assets acquired from the My Touch ID, LLC, page F-21

2.	Please file the audited and pro forma financial statements of My Touch ID, LLC, the acquired business, as required by Rule 8-04 of Regulation S-X or tell us why such financial statements are not required. We note you initially reported such transaction on Form 8-K filed on July 13, 2016.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any other questions.

				Sincerely,

				/s/ Terry French for

				Carlos Pacho
				Senior Assistant Chief Accountant
				AD Office 11 – Telecommunications